Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to incorporate by reference in this Registration Statement on Form S-8 of our report dated March 30, 2010 relating to the financial statements of Zoom Technologies, Inc, Affiliates and Subsidiaries (the "Company") as of and for the years ended December 31, 2009 and 2008 which appears on Company's Annual Report on Form 10-K filed with the SEC on March 30, 2010. We also consent to the reference to us under the heading "Expert" in this Registration Statement.

/s/ Goldman Kurland Mohidin LLP

Goldman Kurland Mohidin LLP
Encino, California
January 18, 2011